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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 Schedule 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of The
                        Securities Exchange Act of 1934

                             ---------------------

                               PremiumWear, Inc.
                           (Name of Subject Company)

                               PremiumWear, Inc.
                       (Name of Person Filing Statement)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                            740909106 (Common Stock)
                     (Cusip Number of Class of Securities)

                             ---------------------

                                 David E. Berg
                            Chief Executive Officer
                               PremiumWear, Inc.
               5500 Feltl Road, Minnetonka, Minnesota 55343-7902
                        (800) 248-0158 or (952) 979-1700
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notice and Communications on Behalf of the Person Filing Statement)

                                    Copy To:

                             Frank B. Bennett, Esq.
                           Barbara Lano Rummel, Esq.
                          Lindquist & Vennum P.L.L.P.
                                4200 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                                 (612) 371-3211

  [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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Item 1. Subject Company Information.

   The name of the subject company is PremiumWear, Inc., a Delaware corporation ("PremiumWear"). The address of the principal executive offices of PremiumWear is 5500 Feltl Road, Minnetonka, Minnesota 55343-7902. The telephone number of PremiumWear at its principal executive offices is (952) 979-1700.

   The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock"), of PremiumWear, together with the associated rights to purchase preferred stock (the "Rights") issued pursuant to the Rights Agreement, dated as of July 25, 1997, by and between PremiumWear and Norwest Bank of Minnesota, N.A. (the shares of Common Stock together with any associated Rights are referred to in this Statement as the "Shares"). As of May 26, 2000, there were 2,567,485 Shares issued and outstanding.

Item 2. Identity and Background of Filing Persons.

   The filing person is the subject company. PremiumWear's business address and business telephone number are set forth in Item 1 above.

   This Statement relates to the tender offer by Penguin Sub, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of New England Business Service, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock and the associated Rights, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated June 9, 2000, and in the related Letter of Transmittal (which, as they may be amended from time to time, together constitute the "Offer"), at the purchase price of $13.50 per Share (the "Offer Price"), net to the tendering stockholder in cash, without interest.

   The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Purchaser with the Securities and Exchange Commission (the "Commission") on June 9, 2000. The Offer is being made pursuant to the terms of the Agreement and Plan of Merger, dated as of May 26, 2000, by and among Parent, Purchaser and PremiumWear (the "Merger Agreement"). The Merger Agreement provides, among other things, for the making of the Offer by Purchaser, and further provides that, following the purchase of Shares pursuant to the Offer and promptly after the satisfaction or waiver of certain other conditions, Purchaser will be merged with and into PremiumWear (the "Merger"). PremiumWear will continue as the surviving corporation after the Merger (the "Surviving Corporation") and will be a wholly owned subsidiary of Parent. As more fully described in Item 3 below, at the effective time of the Merger (the "Effective Time"), each outstanding Share, except for Shares owned by Parent or any subsidiary of Parent and Shares held by stockholders exercising their appraisal rights under the General Corporation Law of the State of Delaware ("DGCL"), will be converted into the right to receive the Offer Price, net to the holder in cash, without interest.

   The Schedule TO states that the principal offices of Purchaser and Parent are located at 500 Main Street, Groton, Massachusetts 01471.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   For a description of certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interests between PremiumWear or its affiliates and (i) the PremiumWear executive officers, directors or affiliates, or (ii) Purchaser or its executive officers, directors and affiliates, see the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. In addition, stockholders should be aware of the following:

   The Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 14, respectively, of the Offer to Purchase of Parent and Purchaser, dated

June 9, 2000 and filed as Exhibit (a)(1) to the Schedule TO, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

   Purchaser's Designation of Persons to Be Elected to The PremiumWear Board of Directors. The Merger Agreement provides that, promptly upon the acceptance for payment of, and purchase payment by Purchaser for at least 51% of the outstanding shares of Common Stock entitled to vote on any matter at a meeting of stockholders pursuant to the Offer, Purchaser will be entitled to designate such number of directors, rounded up to the nearest whole number, as will give Purchaser representation on the PremiumWear Board of Directors equal to the product of the total number of directors on the Board (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by a fraction, the numerator of which shall be the number of Shares of Common Stock beneficially owned by Purchaser and Parent and the denominator of which shall be the number of Shares of Common Stock then outstanding. In furtherance thereof, PremiumWear and its Board of Directors shall, at such time, take any and all such action needed to cause Purchaser's designees to be appointed to the Board of Directors of PremiumWear in such class of directors as shall ensure the longest possible term for such designee as a member of the Board of Directors of PremiumWear, including, without limitation, increasing the size of the Board of Directors of PremiumWear (subject to the limitations set forth in PremiumWear's Certificate of Incorporation and PremiumWear's By-Laws) and using its reasonable efforts to secure the resignation of directors. The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of PremiumWear's stockholders.

   The Merger Agreement provides that at least two of the PremiumWear directors who were directors on May 26, 2000 will continue to serve until the Effective Time. Notwithstanding anything in the Merger Agreement to the contrary, in the event that Purchaser's designees are elected to the PremiumWear Board prior to the Effective Time, the affirmative vote of a majority of the Directors then in office who were also directors on May 26, 2000 will be required for PremiumWear to (i) amend or terminate the Merger Agreement or PremiumWear's Certificate of Incorporation or By-Laws, (ii) extend the time for performance of Parent's and Purchaser's respective obligations or waive any of PremiumWear's rights under the Merger Agreement or (iii) take any other action by the PremiumWear Board under or in connection with the Merger Agreement.

   Indemnification and Insurance. Pursuant to the Merger Agreement, Parent agreed, for a period of six years after the Effective Time (and until the disposition of any claims made during, and remaining outstanding at the end of, such six-year period), to indemnify and hold harmless each present and former director and officer of PremiumWear (each an "Indemnified Party") against all liabilities arising out of actions or omissions in their capacity as an officer or director of PremiumWear occurring at or prior to the Effective Time.

   The Merger Agreement also provides that Parent will, for six years after the Effective Time, either (i) maintain PremiumWear's existing directors' and officers' liability insurance ("D&O Insurance") covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently covered by PremiumWear's D&O Insurance, (ii) substitute therefor D&O Insurance with at least the same coverage containing terms and conditions no less advantageous, or (iii) cause Parent's own D&O Insurance to cover such persons.

   Effects of The Offer And The Merger Under PremiumWear Stock Plans And Agreements Between PremiumWear And Its Executive Officers. The Merger Agreement provides that each outstanding option to purchase shares of Common Stock (each, a "PremiumWear Stock Option") granted under any stock option plan, program or agreement to which PremiumWear or its subsidiaries is a party (collectively, the "PremiumWear Option Plans") that is outstanding immediately prior to the Effective Time, whether or not then exercisable, will be canceled and the holder will be entitled to receive from Parent an amount (the "Stock Option Consideration") in cash equal to the excess of (i) the product of (A) the excess, if any, of (x) the Offer

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Price over (y) the per share exercise price of such PremiumWear Stock Option multiplied by (B) the number of shares of Common Stock subject to such PremiumWear Stock Option over (ii) any required income tax or employment tax withholding.

   The following table sets forth, with respect to each of the executive officers and each of the directors of PremiumWear, (i) the number of Shares subject to PremiumWear Stock Options held by such persons, (ii) the weighted average exercise price of the options held by such persons and (iii) the aggregate value of such options based upon the $13.50 Offer Price (i.e., the total cash value less the exercise price).

                                                Weighted Average
                                        Option   Exercise Price  Aggregate Value
      Name                              Shares   Per Share ($)   of Options ($)
      ----                              ------- ---------------- ---------------
      C. Derek Anderson................   9,000       8.74            42,875
      Keith A. Benson..................   9,000       8.74            42,875
      David E. Berg....................  85,000       4.71           747,000
      Cynthia L. Boeddeker.............  33,000       4.62           293,125
      James S. Bury....................  42,000       4.54           376,250
      Thomas D. Gleason................ 102,500       5.19           851,562
      Timothy C. Klouda................     -0-        --                --
      Alan W. Kosloff..................   3,000       7.02            19,437
      Gerald E. Magnuson...............   9,000       8.74            42,875
      Mark B. Vittert..................   9,000       8.74            42,875

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(1) The following individuals are executive officers of PremiumWear: David E.
    Berg, Cynthia L. Boeddeker, James S. Bury, Thomas D. Gleason and Timothy C. Klouda. The following individuals are non-employee directors of
    PremiumWear: C. Derek Anderson, Keith A. Benson, Alan W. Kosloff, Gerald E. Magnuson and Mark B. Vittert.

(2) All options set forth in the table above had vested prior to the consummation of the Merger Agreement, except that the following individuals held unvested options in the amounts set forth next to their names which were accelerated and vested pursuant to the existing terms of their option agreements with PremiumWear as a result of the transactions contemplated by the Merger Agreement: David E. Berg (51,500); Cynthia L. Boeddeker (19,750); James S. Bury (24,000); and Thomas D. Gleason (81,250).

   Consulting Agreement. In connection with the execution of the Merger Agreement, Mr. Gleason entered into a consulting agreement with Parent and PremiumWear (the "Consulting Agreement"). The Consulting Agreement has a term of two years from the date of the Merger Agreement and provides, among other things, that Mr. Gleason will assist PremiumWear in the transition following the Merger. In consideration for his services, Mr. Gleason will receive aggregate consulting and engagement fees of $582,500. The Consulting Agreement also subjects Mr. Gleason to customary confidentiality, non-competition and non-solicitation covenants and provides Mr. Gleason with indemnification protection. The Consulting Agreement supersedes Mr. Gleason's existing Change in Control Severance Agreement with PremiumWear, unless the Merger is not completed, in which case the Consulting Agreement will be of no effect, and the Change in Control Severance Agreement will be reinstated. The preceding summary of the Consulting Agreement is qualified in its entirety by reference to the Consulting Agreement, a copy of which is attached as Exhibit (e)(10) to this Statement and incorporated herein by reference.

   Mutual Non-Disclosure Agreement. Effective as of February 10, 2000, PremiumWear and Parent entered into a Mutual Non-Disclosure Agreement (the "Non-Disclosure Agreement"), pursuant to which the parties agreed to provide, among other things, for the confidential treatment of their discussions regarding the Offer and the Merger and the exchange of certain confidential information. The Non-Disclosure Agreement provides that Parent will not buy PremiumWear's Common Stock without the written consent of the Board of Directors of PremiumWear prior to March 1, 2002. The preceding summary of the Non-Disclosure Agreement is qualified in its entirety by reference to the Non-Disclosure Agreement, a copy of which is attached as Exhibit (e)(4) to this Statement and incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

   (a) Recommendation of The Board of Directors. The Board of Directors of PremiumWear, at a meeting held on May 25, 2000, unanimously determined that the terms of the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the stockholders of PremiumWear. At this meeting, the Board approved the Merger Agreement, the Offer and the Merger and the other transactions contemplated by the Merger Agreement. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT. A letter to the PremiumWear stockholders communicating the Board's recommendation is filed herewith as Exhibit (a)(3) and is incorporated herein by reference.

   (b) (i) Background of the Transaction.

   Throughout 1999, members of Parent's management evaluated various alternative strategies for securing a reliable source of supply for Parent's personalized clothing/work wear product line. Parent first identified PremiumWear as a potential source of supply through its research of public companies, and in November 1999, Mr. Ron Doyle, division vice president of Parent's personalized clothing/work wear product line, telephoned Mr. Thomas D. Gleason, chairman of the PremiumWear Board, seeking to initiate discussions in this regard.

   On November 23, 1999, Mr. Robert J. Murray, chairman and chief executive officer of Parent, and Mr. Joel S. Hughes, senior vice president, corporate channel marketing of Parent, telephoned Mr. Gleason to inform him of Parent's interest in evaluating PremiumWear as a vendor. They described Parent's personalized clothing/work wear business to Mr. Gleason, and subsequently sent Mr. Gleason background materials regarding Parent and its businesses. On November 24, 1999, Messrs. Murray and Hughes spoke again with Mr. Gleason by telephone, confirmed that Mr. Gleason had received the background materials and arranged for representatives of Parent to meet with representatives of PremiumWear at PremiumWear's facilities.

   On December 8, 1999, Messrs. Hughes and Doyle met with Mr. Timothy C. Klouda, president of the promotional products division of PremiumWear, at PremiumWear's Clarksville, Tennessee distribution center. Mr. Klouda gave Messrs. Hughes and Doyle a tour of the facility and introduced them to the facility's supervisory staff. Messrs. Hughes, Doyle and Klouda then traveled to PremiumWear's Minnetonka, Minnesota headquarters, and on December 9, 1999, Mr. Klouda gave Messrs. Hughes and Doyle a tour of the Minnetonka facility and introduced them to Mr. David E. Berg, president and chief executive officer of PremiumWear, Ms. Cynthia L. Boeddeker, vice president of operations of PremiumWear, and Mr. James S. Bury, chief financial officer of PremiumWear. The discussions at these meetings related to a possible supply relationship between PremiumWear and Parent.

   Based on a favorable report from Messrs. Hughes and Doyle following this business trip, Mr. Murray directed Parent's management to begin consideration of PremiumWear as a potential acquisition candidate. On January 10, 2000, Mr. Murray telephoned Mr. Gleason to arrange a meeting between the two of them and sent Mr. Gleason additional information regarding Parent.

   On January 25, 2000, Mr. Murray met with Mr. Gleason in Naples, Florida. They discussed the business plans of both companies, and Mr. Murray asked Mr. Gleason to consider whether a business combination of PremiumWear and Parent would be advantageous to both companies. Mr. Gleason agreed that further exploratory discussions were desirable, and he agreed with Mr. Murray to arrange a meeting for PremiumWear's senior management to visit Parent's headquarters in Groton, Massachusetts.

   On various occasions between January 25 and February 15, 2000, Mr. Murray spoke with Mr. Gleason and/or Mr. Berg by telephone with respect to the logistics of the upcoming meeting, and on February 10, 2000, Parent and PremiumWear entered into a mutual non-disclosure agreement to facilitate the discussions between the two companies relating to a possible business combination transaction.

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   On February 16, 2000, Messrs. Gleason, Berg and Klouda traveled to Groton,
Massachusetts and met with Messrs. Murray, Hughes and Doyle, Mr. Daniel M. Junius, senior vice president and chief financial officer of Parent, and other members of Parent's management. Parent's representatives described its business and strategic plans. In the course of these discussions representatives of both companies acknowledged that a business relationship between the two companies, possibly in the form of a strategic alliance or a business combination, could be mutually advantageous.

   On various occasions between February 17 and March 10, 2000, Mr. Murray spoke with Mr. Gleason or Mr. Berg by telephone with respect to the logistics of a planned visit by Messrs. Murray, Hughes and Junius to PremiumWear's Minnetonka offices on March 11, 2000. At the same time, Mr. Murray spoke by telephone at various times during this period with Mr. Gleason, Mr. Gleason's legal representative and representatives of Arthur Andersen LLP, PremiumWear's independent accountants, regarding the net operating loss carry forward of PremiumWear and the tax consequences to Mr. Gleason of an acquisition of PremiumWear by Parent. On April 18, 2000, Mr. Murray sent a package of background materials describing Parent to each of PremiumWear's outside directors.

   In a telephone conversation on February 20, 2000, Mr. Gleason spoke with Mr. Murray who indicated that Parent was prepared to submit an acquisition proposal in the amount of $10 per share in cash. Mr. Gleason indicated to Mr. Murray that he did not think the PremiumWear Board would be receptive to such a proposal.

   In a telephone conversation on February 22, 2000, Mr. Gleason described to Messrs. Murray and Junius his ideas about ways to value PremiumWear's business.

   At a meeting of the PremiumWear Board held on February 23, 2000, Mr. Gleason reported on his discussions with Parent, including the price per share Mr. Murray had indicated Parent was prepared to propose. The PremiumWear Board advised Mr. Gleason to continue discussions but that a $10 per share price was unacceptable.

   At a special telephonic meeting of the PremiumWear Board held on March 1, 2000, Mr. Gleason reported that in discussions subsequent to the February 23rd meeting of the PremiumWear Board, Mr. Murray had indicated that Parent was prepared to submit an acquisition proposal in the range of $10-$12 per share in cash. The PremiumWear Board had a general discussion regarding the merits of the proposal and a strategic business combination with Parent and instructed Mr. Gleason to continue discussions with Mr. Murray. The PremiumWear Board also indicated to Mr. Gleason that the $10-$12 per share price range was still too low but that it would consider an offer in the range of $13-$14 per share. Messrs. Berg and Klouda indicated that they would like to investigate the merits of a management buyout in light of the expression of interest by Parent. Thereupon, Messrs. Berg and Klouda excused themselves from the meeting.

   Following the PremiumWear Board meeting on March 1, 2000, Mr. Gleason spoke further with Mr. Murray about matters related to a possible business combination, including base and best case projections for PremiumWear.

   Following that discussion, Mr. Bury provided Mr. Junius with the best case projections, and in a telephone call on March 2, 2000, Mr. Gleason reviewed those projections with Messrs. Murray and Junius.

   At Mr. Gleason's request, on March 8, 2000 Mr. Junius sent a letter (the "March 8 Letter") addressed to Mr. Gleason containing Parent's non-binding indication of interest relating to a possible acquisition of PremiumWear. In the March 8 Letter, Mr. Junius indicated that Parent would be interested in acquiring 100% of the Shares at a price in the range of $13 to $14 per share, payable in cash.

   In the March 8 Letter, Mr. Junius further indicated that Parent was confident that it would be able to obtain sufficient funds for the proposed acquisition from the lenders under its existing credit facility, that before entering into a definitive agreement Parent would have to be satisfied with its due diligence review of PremiumWear's business and operations, and that the definitive agreement would require the approval of Parent's Board of Directors. At Mr. Gleason's request, on March 10, 2000, Mr. Junius sent a second letter (the "March 10 Letter") addressed to Mr. Gleason containing substantially the same terms as the March 8 Letter.

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

   On March 11 and 12, 2000, Messrs. Murray, Hughes and Junius traveled to PremiumWear's offices in Minnetonka and met with Messrs. Berg, Bury and Klouda and Ms. Boeddeker. Discussions at these meetings concerned how the two companies might work together.

   As a result of the March 11 and 12 discussions, Mr. Murray spoke with Mr. Gleason by telephone several times between March 13 and 15, 2000, at which time he reiterated Parent's interest in submitting an acquisition proposal within the $13-$14 per share price range for the consideration of the PremiumWear Board.

   On March 16, 2000, Mr. Murray sent a letter (the "March 16 Letter") addressed to Mr. Gleason containing Parent's proposal for the acquisition of PremiumWear. In the March 16 Letter, Mr. Murray indicated that Parent proposed to acquire 100% of the Shares for $13.25 in cash per share. The March 16 Letter also recapitulated the other terms contained in the March 8 Letter and the March 10 Letter.

   At a special meeting on March 21, 2000, the PremiumWear Board met again and, in light of Messrs. Berg and Klouda's previously expressed interest in investigating a management buyout of PremiumWear, appointed all directors with the exception of Messrs. Berg and Klouda to serve on a special committee for the purpose of evaluating the proposed offer from Parent. Mr. Gleason reported that he had received from Parent the March 16 Letter. The special committee of the PremiumWear Board discussed the March 16 Letter in detail and instructed Mr. Gleason to continue discussions with Parent to determine what other terms and conditions would be part of any proposed transaction with Parent. The special committee of the PremiumWear Board also discussed the tax and financial impact of the proposed transaction price on the officers and directors of PremiumWear. In light of PremiumWear's recent financial performance, the special committee of the PremiumWear Board instructed the compensation committee of the PremiumWear Board to take any necessary action to minimize or eliminate any adverse financial or tax impact to Messrs. Gleason and Mr. Berg in the event an agreement was reached within the financial parameters expressed by Parent.

   On March 22, 2000, Mr. Murray sent two letters to Mr. Berg outlining the terms of proposed employment arrangements for Mr. Berg and for Messrs. Bury, Klouda and Dennis G. Lenz, executive vice president of the promotional products division of PremiumWear, and Ms. Boeddeker in connection with the proposed acquisition of PremiumWear by Parent. The letters stated that the proposed employment arrangements were subject to the negotiation, execution and delivery of definitive employment agreements containing terms mutually satisfactory to the executives and Parent.

   In a telephone conversation on March 27, 2000 between Mr. Craig Barrows, Vice President, General Counsel and Secretary of Parent, Mr. Gleason and representatives of Lindquist & Vennum PLLP, PremiumWear's legal counsel, Mr. Barrows described Parent's contemplated structure for the proposed acquisition, consisting of a first-step cash tender offer for all outstanding shares, to be followed by a second-step merger in which all shares not tendered would be cashed out at the tender offer price. He also described a stock option that Parent would be requesting from PremiumWear, pursuant to which Parent would be granted the right to purchase, under certain circumstances, Shares in an amount up to 19.9% of the then outstanding Shares.

   In late March, 2000, Mr. Junius contacted Mr. Gleason to arrange a due diligence meeting regarding PremiumWear's business and operations. Mr. Gleason then coordinated the time for the due diligence meeting.

   On April 5 and 6, 2000, Messrs. Junius, Barrows and David G. Foster, vice president and controller of Parent, and representatives of Deloitte & Touche LLP, Parent's independent accountants, traveled to Minneapolis, Minnesota to conduct a due diligence review with respect to PremiumWear's business and operations. Messrs. Junius, Barrows and Foster reviewed written materials provided by PremiumWear at the offices of Lindquist & Vennum, and met there with Messrs. Bury and Thomas H. Bird, controller of PremiumWear. Deloitte & Touche's representatives met with representatives of Arthur Andersen at the latter's offices to review materials relating to PremiumWear's recently completed audit.

   On April 11, 2000, Parent's legal representatives, Skadden, Arps, Slate, Meagher & Flom LLP, distributed to PremiumWear's legal representatives first drafts of the Merger Agreement and the proposed stock option agreement.

   On April 17, 2000, Mr. Murray distributed a draft of Mr. Berg's proposed employment agreement.

   On April 19, 2000, PremiumWear's legal representatives sent a letter to Mr. Barrows regarding the proposed stock option agreement and the non-solicitation and termination fee provisions contained in the draft Merger Agreement.

   On April 19, 2000, Mr. Gleason sent a letter to Mr. Murray outlining a proposed employment or consulting agreement to replace his change in control severance agreement.

   On April 20, 2000, PremiumWear's legal representatives distributed additional comments on the Merger Agreement.

   On April 21, 2000, Mr. Junius distributed drafts of the proposed employment agreements to Messrs. Berg, Bury, Klouda and Lenz and Ms. Boeddeker.

   Between April 6 and April 23, 2000, various telephone conversations occurred between members of Parent's and PremiumWear's management and legal representatives regarding additional due diligence items and related matters.

   At a telephonic meeting of the PremiumWear Board on April 18, 2000, Mr. Gleason reported that Messrs. Berg and Klouda had terminated their investigation of a management buyout. Accordingly, the PremiumWear Board determined to dissolve the previously appointed special committee. Mr. Gleason then reported on the status of the negotiations with Parent. The compensation committee of the PremiumWear Board also reported on the impact of the proposed transaction on management at which time the PremiumWear Board ratified the compensation committee's approval of modifications to Mr. Gleason's change in control severance agreement and stock option agreement and Mr. Berg's change in control severance agreement.

   Beginning on April 24, 2000, Parent's and PremiumWear's legal representatives, together with Messrs. Junius, Barrows and Bury, met in the Boston offices of Skadden, Arps, Slate, Meagher & Flom LLP to negotiate the terms of the Merger Agreement. Mr. Gleason joined those discussions in the afternoon of April 24, 2000.

   On April 25, 2000, Parent's Board of Directors held a special meeting to consider the terms of the proposed acquisition of PremiumWear. Members of Parent's management and Parent's legal representatives briefed the directors on the status of negotiations concerning the Merger Agreement, the employment agreements with the named PremiumWear executives, and the consulting arrangement with Mr. Gleason. Management was directed to continue negotiations, with the understanding that definitive terms of the transaction would be presented to the directors for consideration at a subsequent meeting.

   Discussions between Parent's and PremiumWear's legal representatives, together with Messrs. Junius, Barrows and Gleason, resumed on the morning of April 26, 2000. At this time Mr. Murray joined the discussions, and Mr. Gleason announced that PremiumWear's Board of Directors had met telephonically and had determined that they intended to obtain a fairness opinion from an independent financial advisor with respect to the proposed transaction. The parties discussed open issues under the Merger Agreement and Mr. Gleason's proposal regarding a continuing employment or consulting arrangement with Parent.

   Between April 26 and May 22, 2000, Parent's and PremiumWear's management and legal representatives and the named PremiumWear executives' legal representative continued to negotiate and exchange drafts of the Merger Agreement, the employment agreements with the named executives and the consulting agreement with Mr. Gleason.

   In a telephone conversation on May 22, 2000, Mr. Murray informed Mr. Gleason that he believed that the parties had come to a final understanding with respect to the various agreements, and that he was prepared to submit the transaction to Parent's Board of Directors for their consideration. At this time Mr. Gleason informed

Mr. Murray that, based on the report prepared by PremiumWear's independent financial advisor, he was not confident that the PremiumWear Board would approve a transaction at the proposed $13.25 per share price. After further discussions, Mr. Murray offered to raise the transaction price to $13.50 per share, and Mr. Gleason agreed to submit the proposed transaction at $13.50 per share to PremiumWear's Board of Directors for their consideration.

   At a special meeting held on May 25, 2000, PremiumWear's independent financial advisor reported that it would deliver an opinion that the $13.50 price is fair to the stockholders. Thereafter, the PremiumWear Board approved the terms of the Merger Agreement and the employment and consulting agreements negotiated by Parent with the named executives and Mr. Gleason.

   At a special meeting held on May 26, 2000, Parent's Board of Directors approved the terms of the Merger Agreement and Mr. Gleason's consulting agreement. Thereafter, Parent's and PremiumWear's legal representatives finalized the Merger Agreement, and the Merger Agreement, the employment agreements, the amendments to the named executives' change in control severance agreements, and Mr. Gleason's consulting agreement were executed and delivered.

   On May 30, 2000, Parent and PremiumWear issued press releases announcing the execution of the Merger Agreement.

   On June 9, 2000, in accordance with the Merger Agreement, the Purchaser commenced the Offer.

   (ii) Reasons For The Recommendation of The Board of Directors.

   In reaching its recommendations described above in paragraph (a) of this
Item 4, the Board of Directors considered a number of factors, including the following:

     1. Financial Condition and Prospects of PremiumWear. The Board considered the current and historical financial condition and results of operations of PremiumWear, as well as the prospects and strategic objectives of PremiumWear, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industries in which PremiumWear's businesses operate. The Board discussed its belief that the Shares have historically been undervalued and the challenges of a relatively small market capitalization in the marketplace.

     2. Transaction Financial Terms/Premium to Market Price. The Board considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Shares. The $13.50 Offer Price and Merger Consideration exceed the highest trading price of the Shares during the twelve-month period preceding the announcement of the Merger Agreement ($11.00) and represent a 37% premium over the $9.875 Nasdaq National Market closing price of the Shares on May 26, 2000 (the last trading day prior to the announcement of the Merger Agreement and the Offer). The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of cash consideration as compared to stock consideration. The Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to the holders for federal income tax purposes.

     3. Fairness Opinion of Peter J. Solomon Company Limited. The Board participated in presentations from Peter J. Solomon Company Limited ("PJSC") and reviewed the opinion of PJSC, dated May 26, 2000, that, based upon and subject to certain considerations and assumptions, the Offer Price to be received by holders of Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent and its affiliates). A copy of the opinion delivered by PJSC to the Board of Directors, setting forth the procedures followed, the matters considered and the assumptions made by PJSC in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety.

     4. Timing of Completion. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer.

     5. Limited Conditions to Consummation. The Board recognized that the obligation of Parent and Purchaser to consummate the Offer and the Merger is subject to a limited number of conditions. The Board considered the financial strength of Parent and its ability to complete the transaction with a limited number of conditions. The Board noted the Offer is conditional upon Parent borrowing funds under its recently expanded borrowing facility to finance the purchase of the Shares. The Board also considered the likelihood of obtaining required regulatory approvals, and the terms of the Merger Agreement regarding the obligations of both companies to pursue such regulatory approvals.

     6. Alternative Transactions. The Board considered that under the terms of the Merger Agreement, while PremiumWear is prohibited from soliciting acquisition proposals from third parties, PremiumWear may engage in discussions or negotiations with, and may furnish non-public information to, a third party who makes a written acquisition proposal if, among other things, (1) the Board determines in good faith after having taken into account the advice of its legal counsel that such action is required in order for such Board of Directors to comply with its fiduciary obligations to PremiumWear's stockholders under applicable law, (2) at least two business days prior to participating in discussions or negotiations with, or furnishing or disclosing any nonpublic information to such third party, PremiumWear gives Parent written notice of the identity of the third party and PremiumWear's intention to participate in discussions or negotiations with, or furnish nonpublic information to, such party, and PremiumWear receives from such third party an executed confidentiality agreement containing terms no less restrictive than the terms of the confidentiality agreement executed with Parent, and (3) at least two business days prior to furnishing or disclosing any nonpublic information to such third party, PremiumWear furnishes such information to Parent (to the extent such information has not been previously delivered or made available by PremiumWear to Parent). The Board considered that the terms of the Merger Agreement permit PremiumWear to terminate the Merger Agreement to enter into such a superior transaction involving PremiumWear if, among other things, PremiumWear pays Parent expenses and a termination fee in an amount not to exceed $1,220,000 prior to terminating the Merger Agreement. The Board considered the possible effect of these provisions of the Merger Agreement on third parties who might be interested in exploring an acquisition of PremiumWear. In this regard, the Board recognized that the provisions of the Merger Agreement relating to termination fees and solicitation of acquisition proposals were insisted upon by Parent and Purchaser as a condition to entering into the Merger Agreement.

     7. Potential Conflicts of Interest. The Board considered interests of certain PremiumWear executives in the Offer and the Merger (see Item 3 Effects of the Offer and the Merger Under PremiumWear Stock Plans and Agreements Between PremiumWear and its Executive Officers.)

     8. Complementary Business. The Board considered the complementary nature of Parent's business and PremiumWear's business and Parent's intent to maintain PremiumWear's business strategy and employees.

   In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

   (c) Intent to Tender. To the knowledge of PremiumWear, each director and executive officer of PremiumWear who owns Shares presently intends to tender in the Offer all Shares that they own of record or beneficially, except to the extent such tender would violate applicable securities laws.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

   Pursuant to a letter agreement dated May 8, 2000, PremiumWear retained Peter
J. Solomon Company Limited to provide a fairness opinion and to perform such other financial advisory services as may from time to time be agreed upon by PremiumWear and PJSC.

   Pursuant to the PJSC engagement letter, PremiumWear agreed to pay PJSC a fee of $200,000, with the first $100,000 to be paid on execution of the engagement letter and $100,000 upon initial submission of the fairness opinion (whether or not favorable). PremiumWear has also agreed to reimburse PJSC for reasonable expenses as incurred. In addition, PremiumWear has also agreed to indemnify PJSC and its affiliates, counsel and other professional advisors, and their respective directors, officers, controlling persons, agents and employees against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of PJSC's engagement.

   Except as described above, neither PremiumWear nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

   Except for the issuance of options to PremiumWear's non-employee directors (5,000 shares in the aggregate) in connection with the Annual Shareholder Meeting on May 17, 2000, no transactions in Shares have been effected during the past 60 days by PremiumWear or, to the knowledge of PremiumWear, by any executive officer, director, affiliate or subsidiary of PremiumWear.

Item 7. Purposes of the Transaction and Plans or Proposals.

   Except as set forth in this Statement, PremiumWear is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of PremiumWear's securities by PremiumWear, any subsidiary of PremiumWear or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving PremiumWear or any subsidiary of PremiumWear; (3) a purchase, sale or transfer of a material amount of assets of PremiumWear or any subsidiary of PremiumWear; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of PremiumWear.

   Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

   Rights Agreement. On June 8, 2000, the Rights Agreement, dated as of July 25, 1997, by and between PremiumWear and Norwest Bank of Minnesota, N.A., as Rights Agent, was amended (the "Amendment to Rights Agreement") (a) to render the Rights Agreement inapplicable with respect to the Offer, the Merger, the Merger Agreement and the transactions contemplated hereby and thereby and (b) to ensure that (i) neither Parent nor Sub nor any of their Affiliates (as defined in the Rights Agreement) or Associates (as defined in the Rights Agreement) is considered to be an Acquiring Person (as defined in the Rights Agreement) and (ii) the provisions of the Rights Agreement, including the occurrence of a Distribution Date (as defined in the Rights Agreement), are not and shall not be triggered by reason of the announcement or consummation of any of the other transactions contemplated by the Merger Agreement. A copy of the Amendment to Rights Agreement is attached hereto as Exhibit (e)(5) and is incorporated herein by reference.

   Delaware General Corporation Law. As a Delaware corporation, PremiumWear is subject to Section 203 of the DGCL. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger.

   Regulatory Approvals. The Offer is subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder, which provide that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied.

   Pursuant to the requirements of the HSR Act, Purchaser has advised PremiumWear that it expects to file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or about June 9, 2000. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, 15 days after such filing. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser with such request. Thereafter, such waiting period can be extended only by court order.

   The Antitrust Division and the FTC frequently scrutinize the legality under the Antitrust Laws (as defined in the Offer to Purchase, which is incorporated by reference as Exhibit (a)(1) to this Schedule) of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer and the Merger. At any time before or after Purchaser's acquisition of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Parent, PremiumWear, or their respective affiliates. Private parties and state attorneys general may also bring legal actions under the Antitrust Laws under certain circumstances.

   PremiumWear does not, and Parent has advised PremiumWear that it does not, believe that the consummation of the Offer or Merger will result in a violation of the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Item 9. Material to be Filed as Exhibits.

   The following Exhibits are filed herewith:

 Exhibit No.                             Description
 -----------                             -----------
 (a)(1)      Offer to Purchase dated June 9, 2000 (incorporated by reference to
             Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed on June 9,
             2000).
 (a)(2)      Letter of Transmittal (incorporated by reference to Exhibit
             (a)(1)(B) to the Schedule TO of Parent and Purchaser filed on June
             9, 2000).
 (a)(3)      Form of Letter to Stockholders of PremiumWear, dated June 9,
             2000.*
 (a)(4)      Press Release issued by PremiumWear on May 30, 2000 (incorporated by reference to Exhibit 99 to the Schedule 14D-9C of PremiumWear
             filed on May 30, 2000).
 (e)(1)      Agreement and Plan of Merger, dated as of May 26, 2000, among
             Parent, Purchaser and PremiumWear (incorporated by reference to
             Exhibit (d)(1) to the Schedule TO of Parent filed on June 9,
             2000).
 (e)(2)      Opinion of Peter J. Solomon Securities Company Limited, dated May
             26, 2000 (included as Annex A to the Statement).*
 (e)(3)      The Information Statement of PremiumWear dated June 9, 2000
             (included as Annex B to the Statement).*
 (e)(4)      Mutual Non-Disclosure Agreement, dated effective February 10,
             2000, between Parent and PremiumWear (incorporated by reference to
             Exhibit (d)(2) to the Schedule TO of Parent filed on June 9,
             2000).
 (e)(5)      Amendment to Rights Agreement, dated June 8, 2000, to the Rights
             Agreement, dated as of July 25, 1997 by and between PremiumWear and Norwest Bank of Minnesota, N.A. (incorporated by reference to
             Exhibit 1 to the Form 8-A/A of PremiumWear filed on June 9, 2000).
 (e)(6)      Amended and Restated Change in Control Severance Agreement made and entered into by and between PremiumWear and Thomas D. Gleason effective as of April 18, 2000 (incorporated by reference to
             Exhibit 99.2 to the Form 8-K of PremiumWear filed on June 9,
             2000).
 (e)(7)      Amended and Restated Change in Control Severance Agreement made and entered into by and between PremiumWear and David E. Berg effective as of May 22, 2000 (incorporated by reference to Exhibit
             99.3 to the Form 8-K of PremiumWear filed on June 9, 2000).
 (e)(8)      Employment Agreements made and entered into effective as of May
             26, 2000 by and between PremiumWear, Inc. and (a) David E. Berg,
             (b) Cynthia L. Boeddeker, (c) James S. Bury, (d) Timothy C. Klouda
             and (e) Dennis G. Lenz (incorporated by reference to Exhibit
             99.4(a)-(e) to the Form 8-K of PremiumWear filed on June 9, 2000).
 (e)(9)      First Amendment to Change in Control Severance Agreement made and entered effective as of May 26, 2000 by and between PremiumWear,
             Inc. and (a) David E. Berg, (b) Cynthia L. Boeddeker, (c) James S.
             Bury, (d) Timothy C. Klouda and (e) Dennis G. Lenz (incorporated by reference to Exhibit 99.5(a)-(e) to the Form 8-K of PremiumWear
             filed on June 9, 2000).
 (e)(10)     Consulting Agreement, dated as of May 26, 2000, between
             PremiumWear, Inc., New England Business Service, Inc. and Thomas
             D. Gleason (incorporated by reference to Exhibit 99.6 to the Form
             8-K of PremiumWear filed on June 9, 2000).
 (g)         Not applicable.

--------
*  Included with the Statement mailed to stockholders.

                                   SIGNATURE

   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          PREMIUMWEAR, INC.

                                                     /s/ James S. Bury
                                          By: _________________________________
                                              James S. BuryVice President of
                                                          Finance


Dated: June 9, 2000

                                                                 EXHIBIT (a)(3)

                                          [PREMIUMWEAR LETTERHEAD]

                                 June 9, 2000

To Our Stockholders:

   On behalf of the Board of Directors of PremiumWear, Inc. (the "Company"), I am pleased to inform you that the Company has entered into an Agreement and Plan of Merger dated as of May 26, 2000 (the "Merger Agreement"), with New England Business Service, Inc. and Penguin Sub, Inc., its wholly-owned subsidiary ("Purchaser"), pursuant to which Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock, including the related preferred stock purchase rights, of the Company (the "Shares") at a price of $13.50 per Share. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which any remaining Shares (other than Shares held by Purchaser and by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive $13.50 per Share in cash. Consummation of the Offer is subject to certain conditions, as more fully described in the enclosed materials, including at least a majority of the Shares, determined on a fully diluted basis, being validly tendered and not withdrawn prior to the expiration of the Offer.

   Your Board of Directors has unanimously determined that the Offer and the Merger are advisable and fair to and in the best interests of the Company's stockholders, and has approved the Offer and the Merger. The Board of Directors recommends that the stockholders of the Company accept the Offer and tender their shares pursuant to the Offer.

   In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the enclosed Schedule 14D-9, including, among other things, the written opinion of Peter J. Solomon Company Limited, the Company's financial advisor, that, subject to the assumptions, factors and limitations set forth therein, the consideration to be received by holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. The opinion of Peter J. Solomon Company Limited is attached to the Schedule 14D-9. The Schedule 14D-9 contains other important information relating to the Offer, and you are encouraged to read the Schedule 14D-9 carefully.

   In addition to the enclosed Schedule 14D-9, also enclosed is Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your shares pursuant to the offer.

   If you need assistance with the tendering of your Shares, please contact the information agent for the Offer, The Altman Group, Inc., at its address or telephone number appearing on the back cover of the Offer to Purchase.

   On behalf of the Board of Directors and management of the Company, we thank you for your support.

                                          Very truly yours,

                             /s/ Thomas D. Gleason
                                          Thomas D. Gleason
                                          Chairman of the Board

                                                                         ANNEX A


                                  May 26, 2000

Board of Directors
PremiumWear, Inc.
5500 Feltl Road
Minnetonka, MN 55343-7902

Ladies and Gentlemen:

   You have advised us that PremiumWear, Inc. (the "Company") proposes to enter into the Agreement and Plan of Merger, dated as of May 26, 2000, by and among New England Business Service, Inc. (the "Parent"), its wholly-owned subsidiary, Penguin Sub, Inc. (the "Sub"), and the Company (the "Agreement") providing for a tender offer (the "Offer") by Sub to acquire all outstanding shares of the Company's Common Stock, $.01 par value (such shares, together with any associated rights issued pursuant to the Rights Agreement, dated as of July 25, 1997, by and between the Company and the Norwest Bank Minnesota, N.A., are hereinafter referred to as the "Common Stock"), other than any shares owned by the Parent or its affiliates, at a price of $13.50 per share, net to the seller in cash (the "Offer Price"). You have advised us that the Agreement further provides that, following completion of the Offer, Sub will be merged (the "Merger" and, together with the Offer, the "Transaction") with and into the Company, and the Company shall continue as the surviving corporation under the name "PremiumWear, Inc." Each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held by affiliates or dissenters) shall forthwith cease to exist and be converted into and represent the right to receive the Offer Price, and each share of Sub then issued and outstanding shall become one share of the surviving corporation. In connection therewith, you have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the Common Stock (other than the Parent and its affiliates) of the Offer Price.

   For purposes of the opinion set forth herein, we have:

     (i) reviewed certain publicly available financial statements and other information of the Company;

     (ii) reviewed certain internal financial statements and forecasts and other financial and operating data concerning the Company prepared by the management of the Company;

     (iii) discussed the past and current operations, financial condition and prospects of the Company with management of the Company;

     (iv) reviewed the reported prices and trading activity of the Common
  Stock;

     (v) compared the financial performance and condition of the Company and the reported prices and trading activity of the Common Stock with that of certain other comparable publicly traded companies;

     (vi) reviewed publicly available information regarding the financial terms of certain transactions comparable, in whole or in part, to the Transaction;

     (vii) reviewed the Agreement; and

     (viii) performed such other analyses as we have deemed appropriate.

   We have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purposes of this opinion and we have not assumed any responsibility for independent verification of such information. With respect to the financial projections, we have assumed that the financial projections were Peter J. Solomon Securities Company
                                                           767 Fifth Avenue
                      limited                             New York, New York
                                                                 10153
reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not conducted a physical inspection of the facilities or property of the Company. We have not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuation or appraisal. We have assumed and relied upon, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it and that all of the conditions to the Transaction will be satisfied without waiver thereof. We have also assumed that all material governmental, regulatory and other consents and approvals will be obtained and that in the course of obtaining any of the foregoing, as contemplated by the Agreement, no restrictions or conditions will be imposed or waivers made, that would have a material adverse effect on the Transaction. We have relied as to all legal matters on advice of counsel to the Company. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, May 26, 2000. Further, our opinion does not address the Company's underlying business decision to undertake the Transaction.

   In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the sale or other business combination involving the Company or any of its assets.

   We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services.

   This letter is solely for the information of the Board of Directors of the Company and is not on behalf of and is not intended to confer rights or remedies upon any other entity or persons, and may not be used for any other purpose without our prior written consent; provided, however, that a copy hereof may be filed with the Securities and Exchange Commission or other regulatory agencies and included as part of the proxy or tender offer materials or similar documents provided to the Company's shareholders, so long as this opinion will be reproduced in full therein and any description of or reference to us or summary hereof therein will be in a form reasonably acceptable to us and our counsel.

   This letter does not constitute a recommendation to any holder of Common Stock as to whether or not such holder should tender shares in the Offer or as to how any such holder should vote on the Merger.

   Based on, and subject to, the foregoing, we are of the opinion that on the date hereof, the Offer Price is fair, from a financial point of view, to the holders of Common Stock (other than the Parent and its affiliates).

                                          Very truly yours,

                                          PETER J. SOLOMON COMPANY LIMITED

                                                                         ANNEX B

                               PREMIUMWEAR, INC.
                                5500 Feltl Road
                          Minnetonka, Minnesota 55343

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14f-1 THEREUNDER

                                    General

   This Information Statement is being mailed on or about June 9, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 of PremiumWear, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by New England Business Service, Inc. ("Parent") to a majority of seats on the Board of Directors (the "Board of Directors" or the "Board") of the Company other than at a meeting of the stockholders of the Company. Such election would occur pursuant to an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Parent, Penguin Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"). The Merger Agreement is more fully described in Section 11 of the Offer to Purchase, which is enclosed with the Schedule 14D-9, of which this Information Statement is a part. Capitalized terms used and not defined in this Annex B have the meanings assigned to them in the Schedule 14D-9.

   The Merger Agreement provides that, upon the consummation of the Offer, the Company shall cause Purchaser's designees to be elected to the Board of Directors of the Company (the "Company Board") under the circumstances described in the Merger Agreement.

   Pursuant to the Merger Agreement, the Purchaser commenced the Offer on June 9, 2000. The Offer is currently scheduled to expire at 5:00 p.m., New York City time, on Friday, July 7, 2000, unless the Purchaser extends it. If the Offer is not extended and all conditions to the Offer have been satisfied or waived, Purchaser and Parent will be obligated to purchase all Shares validly tendered pursuant to the Offer and not withdrawn and Purchaser will be entitled to designate directors for election to the Board of Directors. If the Merger Agreement is terminated or if Purchaser does not accept Shares tendered for payment, then Purchaser will not have any right to designate directors for election to the Board of Directors.

   This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act and Rule 14f-1 promulgated thereunder. Information set forth herein related to Parent, Purchaser or the Parent Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

             Rights to Designate Directors and Purchaser Designees

   The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment by Purchaser for, shares of Common Stock equal to at least 51% of the outstanding shares of Common Stock entitled to vote on any matter at a meeting of the stockholders of the Company pursuant to the terms of the Offer, Purchaser shall be entitled to designate up to such number of directors on the Board of Directors of the Company, rounded up to the next whole number, as will give Purchaser representation on the Board of Directors of the Company equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors of the Company (including not less than two directors who are directors of the Company as of the date of the Merger Agreement and giving effect to the directors elected pursuant to this sentence) multiplied by a fraction, the numerator of which shall be the number of shares of

Common Stock beneficially owned by Purchaser and Parent and the denominator of which shall be the number of shares of Common Stock then outstanding. In furtherance thereof, the Company and its Board of Directors shall, at such time, take any and all such action needed to cause Purchaser's designees to be appointed to the Board of Directors of the Company in such class of directors as shall ensure the longest possible term for such designee as a member of the Board of Directors of the Company, including, without limitation, increasing the size of the Board of Directors of the Company (subject to the limitations set forth in the Company's Certificate of Incorporation and the Company's By-
Laws) and using its reasonable efforts to secure the resignation of directors.

   Purchaser has informed the Company that it will choose its designees to the Company Board from the directors and executive officers of Parent and Purchaser (the "Purchaser Designees") listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with the
Schedule 14D-9. Purchaser has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to serve as a director of the Company if appointed or elected. The information about these persons in the Offer to Purchase is incorporated herein by reference. The address of each such person is set forth in the Offer to Purchase. None of the Purchaser Designees currently is a director of, or holds any positions with, the Company. Purchaser has advised the Company that, to the best of Purchaser's knowledge, except as set forth below, none of the Purchaser Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Parent, Purchaser and the Company that have been described in the Schedule TO or the Schedule 14D-9.

                   Certain Information Concerning the Company

   The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. As of the close of business on May 26, 2000, there were 2,567,485 outstanding shares of Common Stock, of which Parent and Purchaser own no shares as of the date hereof.

Information Concerning Directors and Executive Officers of the Company

   The Company's Board of Directors is divided into three classes of directors, each director serving a three-year term. Approximately one-third of the directors belong to each class. Information regarding the Company's directors and their principal occupations are set forth below, based upon information furnished to the Company by such persons. Unless otherwise indicated, each of the directors has held their respective positions for more than the past five years.

                                                                       Director
 Director Name and Age  Principal Occupation and Other Directorships    Since
 ---------------------  --------------------------------------------   --------
 Directors whose terms expire in 2003:
 C. Derek Anderson (59) Senior Managing Partner and director of          1991
                        Plantagenet Capital Management LLC
                        (investment partnership); Director, Anderson
                        Capital Management, Inc. (investment
                        management firm); Director of various
                        private companies.
 Mark B. Vittert (52)   Private Investor; Director of Lee                1991
                        Enterprises, Inc. (communications company).

                                Principal Occupation and Other         Director
  Director Name and Age                 Directorships                   Since
  ---------------------         ------------------------------         --------
 Directors whose terms expire in 2002:
 Keith A. Benson (56)    Vice Chairman, Chief Financial Officer and      1993
                         Director of Musicland Stores Corporation
                         and The Musicland Group, Inc. (retail
                         stores).
 Thomas D. Gleason (64)  Chairman of the Company; from September of      1995
                         1996 to July of 1999, Mr. Gleason served as
                         Chief Executive Officer of the Company;
                         Vice Chairman of Wolverine World Wide, Inc.
                         (footwear manufacturing and marketing),
                         1993 through April 1996; Chief Executive
                         Officer of Wolverine World Wide, Inc. from
                         1972 to 1993.
 Alan W. Kosloff (59)    Chairman and Chief Executive Officer of         1999
                         Kosloff & Partners, LLC (financial
                         consulting and investment banking) since
                         1996; from 1976 through 1995, Mr. Kosloff
                         served in various capacities, most recently
                         as Chairman, President and CEO, at American
                         Marketing Industries, Inc., a private
                         company in the corporate promotional
                         products/advertising specialty industry
                         with incentive and premium apparel.
 Directors whose terms expire in 2001:
 David E. Berg (43)      Chief Executive Officer of the Company          1999
                         since July 1999; President since August
                         1997; Chief Operating Officer of the
                         Company from December 1996 to July 1999;
                         Executive Vice President of Sales and
                         Marketing from May 1995 to August 1997;
                         Vice President, National Sales Manager,
                         Retail Division, from January 1990 to
                         October 1993.
 Timothy C. Klouda (47)  Founder in 1986, director and Chief             1999
                         Executive Officer of Klouda-Lenz, Inc., an
                         independent sales representative
                         organization which was acquired by the
                         Company in March 1999.
 Gerald E. Magnuson (69) Of Counsel to Lindquist & Vennum PLLP (law      1982
                         firm); Partner of Lindquist & Vennum PLLP
                         to December 1994; Director of Research,
                         Incorporated, Sheldahl, Inc. and WSI
                         Industries, Inc.

Director Compensation

   The Board's compensation program is designed to provide compensation at levels to meet competitive conditions for the retention and recruitment of qualified individuals to serve as directors on the Board of Directors. Non-employee members of the Board of Directors receive an annual fee of $8,000 plus $750 for each Board meeting attended in person, $300 for each meeting attended by telephonic conference, $500 for each committee meeting held more than 24 hours before or after a Board meeting and $150 for each committee meeting held within 24 hours of a Board meeting.

   The Company's 1999 Stock Plan provides for the annual, automatic granting of a defined number of options to directors who are not employees of the Company. Such options are granted to each director who is not an employee of the Company and who (i) is elected or re-elected as a director by the shareholders at any annual or special meeting of the shareholders or (ii) is serving an unexpired term as a director on the date of an annual meeting at which any other director is elected. Each such person shall, as of the date of such annual meeting, automatically receive a non-qualified option to purchase 1,000 shares of Common Stock with the option price equal to the fair market value of the Company's Common Stock on such date. These options will have five-year terms. The 1999 Stock Plan also permits granting of additional or alternative options to directors at the discretion of the Board.

1999 Board Meetings; Committees

   The Board met six times during fiscal 1999. Each director attended more than 75% of the meetings of the Board of Directors and any committee on which he served.

   The Board of Directors has established three standing committees, the Audit Committee, the Compensation Committee and the Governance Committee. The Audit Committee, which met twice during the last fiscal year, is currently comprised of Messrs. Benson (Chairman), Magnuson and Kosloff. Among other duties, the Audit Committee reviews the internal and external financial reporting of the Company, reviews the scope of the independent audit and considers comments by the independent public accountants regarding internal controls and accounting procedures and management's response to those comments.

   The Compensation Committee, which met three times during the last fiscal year, is currently comprised of Messrs. Anderson (Chairman), Benson and Vittert. The Compensation Committee approves the compensation arrangements for senior management. The Board of Directors has established a Stock Grant Subcommittee of the Compensation Committee, currently comprised of Messrs. Benson and Vittert, which grants awards under the Company's stock plans.

   The Board of Directors also has a Governance Committee, currently comprised of Messrs. Magnuson (Chairman), Vittert and Gleason, which reviews Board governance and membership matters. The Governance Committee also fulfills those duties typically performed by a Nominating Committee. The Governance Committee met once during the last fiscal year.

Executive Officers

   Following is information regarding the Company's executive officers other than Messrs. Gleason, Berg and Klouda (whose information is set forth above with the other directors).

                                                                      Executive
                                                                       Officer
       Name and Age                        Position                     Since
       ------------                        --------                   ---------
 Cynthia L. Boeddeker (42) Vice President of Operations since March     1996
                           2000; Vice President and General
                           Merchandise Manager, December 1996 to
                           March 2000; Director of Sourcing and
                           Inventory Management, February 1994 to
                           December 1996; Import Manager, March
                           1992 to February 1994; Sourcing
                           Administrator, July 1991 to March 1992
 James S. Bury (56)        Vice President of Finance, December 1996     1990
                           to present; Vice President and
                           Controller, May 1990 to December 1996;
                           Corporate Controller, August 1989 to May
                           1990; Vice President Finance, Men's
                           Apparel Division, February 1988 to
                           August 1989

Compensation of Executive Officers

   The following table shows, for fiscal years 1999, 1998 and 1997, the cash compensation paid by the Company, as well as certain other compensation paid or accrued for those years, to David Berg, the President and Chief Executive Officer, Thomas D. Gleason, the Chairman and former Chief Executive Officer, and to each of the three other executive officers of the Company who received more than $100,000 during the last fiscal year (together, the "Named Executives").

                           SUMMARY COMPENSATION TABLE

                                                                     Long-Term
                                                                    Compensation
                                       Annual Compensation             Awards
                               ------------------------------------ ------------
                                                                     Securities
                                                       Other Annual  Underlying      All Other
Principal Position        Year Salary ($) Bonus ($)(1) Compensation Options (#)  Compensation($)(2)
------------------        ---- ---------- ------------ ------------ ------------ ------------------
Thomas D. Gleason(3)....  1999  165,577      79,012        --             --           13,824
Chairman                  1998  180,000       7,501        --         100,000          13,532
                          1997  180,000         --         --          40,000          30,389
David E. Berg (4).......  1999  184,615      73,104        --          15,000          10,749
President and             1998  168,654      25,394        --          50,000           7,529
Chief Executive Officer   1997  158,077      41,250        --          20,000           7,158
James S. Bury...........  1999  131,423      55,852        --             --            8,825
Chief Financial Officer,
 Vice                     1998  129,000      20,963        --          30,000           8,585
President of Finance and  1997  128,077      34,375        --          12,000           8,101
Assistant Secretary
Cynthia L. Boeddeker....  1999  119,808      32,054        --             --            5,986
Vice President of         1998  109,615      31,517        --          25,000           4,512
Operations                1997   90,000      24,750        --           8,000           6,211
Timothy C. Klouda (5)...  1999  156,923         --         --             --            3,354
President of Klouda-
 Lenz, Inc.

--------
(1) For fiscal 1999, all bonus amounts represent payments pursuant to the 1998 Bonus Plan. For fiscal 1998, includes $18,750, $15,625 and $11,250 paid pursuant to the hold-in-place agreements to Messrs. Berg and Bury and Ms. Boeddeker, respectively. For fiscal 1997, all bonus amounts represent payments pursuant to the hold-in-place agreements. See "Compensation Committee Report on Executive Compensation--Annual Incentives" for a discussion of the hold-in-place agreements.
(2) Includes Company contributions to the Company's retirement plan, premiums paid for term life insurance and other payments as described below. For fiscal 1999, the Company's contributions to the retirement plan for Messrs. Gleason, Berg, Bury and Klouda and Ms. Boeddeker totaled $3,857, $3,584, $3,265, $2,808 and $2,365, respectively. In 1999, the Company also paid profit sharing contributions earned in 1998 of $5,400, $5,060, $3,870, 0, and $3,288, respectively. For fiscal 1998, the Company's contributions to the retirement plan for Messrs. Gleason, Berg, Bury and Ms. Boeddeker totaled $3,600, $3,162, $2,562 and $1,800, respectively. In 1998, the Company also paid profit sharing contributions earned in 1997 of $4,015, $3,373, $3,225 and $2,192, respectively. For fiscal 1997, the
     Company's contributions to the retirement plan for Messrs. Gleason, Berg, Bury and Ms. Boeddeker totaled $1,212, $3,162, $3,202 and $1,800, respectively. The amounts indicated for Mr. Gleason and Ms. Boeddeker include $22,500 and $2,250, respectively, as compensation to Mr. Gleason and Ms. Boeddeker due to stock option exercises in 1997. In 1997, the Company also paid profit sharing contributions earned in fiscal 1996 to Messrs. Gleason, Berg, Bury and Ms. Boeddeker totaling $1,329, $3,000, $2,500 and $1,748, respectively. The balance, if any, for each year for all Named Executives reflects term life insurance premiums.
(3)  Mr. Gleason was Chief Executive Officer through July 4, 1999.
(4)  Mr. Berg was elected Chief Executive Officer on July 5, 1999.
(5) Mr. Klouda became President and Chief Executive Officer of Klouda-Lenz, Inc., a subsidiary of the Company, on May 19, 1999.

Stock Options

   The following table contains information concerning individual grants of stock options under the 1999 and the 1991 Stock Plan to each of the Named Executives during the last fiscal year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                     Potential
                                                                                    Realizable
                                                                                     Value at
                                                                                      Assumed
                                                                                   Annual Rates
                                                                                     of Stock
                                                                                       Price
                                                                                   Appreciation
                                                                                    for Option
                                             Individual Grants                       Term ($)
                                     ----------------------------------            -------------
                                         Percent
                                        of Total                Market
                                     Options Granted            Price
                           Options    to Employees   Exercise  on Grant Expiration
Name                     Granted (#) in Fiscal Year  Price ($) Date ($)    Date      5%    10%
----                     ----------  --------------- --------- -------- ---------- ------ ------
Thomas D. Gleason.......      --           --           --        --          --      --     --
David E. Berg...........   15,000(1)      37.5%        5.50      5.50    12/15/04  22,793 50,367
James S. Bury...........      --           --           --        --          --      --     --
Cynthia L. Boeddeker....      --           --           --        --          --      --     --
Timothy C. Klouda.......      --           --           --        --          --      --     --

--------
(1) Becomes exercisable with respect to 25% of the shares of Common Stock subject to the option on December 15, 1999, 2000, 2001 and 2002.

   The following table sets forth information with respect to the Named Executives concerning the exercise of options during fiscal 1999 and unexercised options held as of January 1, 2000:

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND JANUARY 1, 2000 OPTION VALUES

                                                        Number of Securities      Value of Unexercised
                                                       Underlying Unexercised     In-the-Money Options
                                                        Options at 1/1/00 (#)       at 1/1/00 ($)(1)
                         Shares Acquired    Value     ------------------------- -------------------------
Name                     on Exercise (#) Realized ($)             Unexercisable Exercisable Unexercisable
----                     --------------- ------------ Exercisable ------------- ----------- -------------
Thomas D. Gleason.......     10,000        $22,500      17,500       97,500       $7,813       $53,438
David E. Berg...........        --             --       25,250       59,750       37,813        29,188
James S. Bury...........        --             --       13,000       29,000       22,750        17,500
Cynthia L. Boeddeker....        --             --        9,500       23,500       15,688        13,438
Timothy C. Klouda.......        --             --            0            0          --            --

--------
(1) Based on a market price of $5.50 per share of Common Stock on December 31, 1999.

Employment Agreements and Change in Control Agreements

   The Company has entered into Change in Control Severance Agreements with David E. Berg, Cynthia L. Boeddeker, James S. Bury, Thomas D. Gleason, Timothy
C. Klouda and Dennis G. Lenz (collectively, the "Executives"). The agreements provide, among other things, for a lump sum cash severance payment to the Executives in the event of an involuntary termination of employment in connection with a change in control of the Company, as defined in the agreement, in an amount equal to two times the executives annual compensation. The Change in Control Severance Agreement with the Company's Chairman has substantially the same terms and conditions, except that the severance payment is triggered upon the change in control of the Company, irrespective of termination of employment. Each agreement also requires the Company to continue to provide the Executive, for a period of 24 months, with the benefits and perquisites that were provided to the Executive prior to the qualifying termination of employment. In addition, the agreements with Messrs. Gleason and Berg also provide for the Executive to receive a gross-up payment if the Executive becomes subject to excise tax as a result of any payments that the Executive receives under the agreement, or otherwise, which are determined to be "excess parachute payments." The agreements with the other Executives contain a limitation on the amount of any payments which constitute "excess parachute payments." The Executives who are parties to the Change in Control Severance Agreements, other than Mr. Gleason, have entered into First Amendments to their Change in Control Severance Agreements with the Company in connection with the Merger Agreement, pursuant to which such Executives have waived certain of their rights under their Change in Control Severance Agreements in exchange for new employment agreements.

   In connection with the Merger Agreement, the Company has entered into Employment Agreements with each of David E. Berg, Cynthia L. Boeddeker, James
S. Bury, Timothy C. Klouda and Dennis G. Lenz effective as of May 26, 2000. The term of the agreements with Mr. Berg and Ms. Boeddeker continue until June 30, 2003 and the agreements with Messrs. Bury, Klouda and Lenz continue until June 30, 2004, unless terminated as provided in the Agreement. The agreements generally provide for a base salary, plus eligibility for an annual executive bonus following the Merger, which is tied to the performance of PremiumWear and Parent, and a Special Incentive Plan based on PremiumWear's performance, which will be paid in the form of restricted stock of Parent for the fiscal years 2001 through 2003. In addition, each of the Executives will receive an option grant to purchase shares of Parent common stock following the Merger and will be paid the pro rata earned amount under the Company's 2000 Bonus Plan within 60 days after the Merger. Each of the agreements contains customary employment terms and provides that upon termination of employment by the Company without Cause or by the Executive for Good Reason (as defined therein), the Executive is entitled to his or her base salary for the remaining term of the Agreement, a pro rata bonus and continued benefits for the severance period, and accelerated vesting of stock options and restricted stock. Each of the Executives are subject to customary confidentiality, non-competition and non-solicitation covenants and are entitled to certain indemnification protection.

   In connection with the execution of the Merger Agreement, Mr. Gleason entered into a consulting agreement with Parent and the Company (the "Consulting Agreement"). The Consulting Agreement has a term of two years from the date of the Merger Agreement and provides, among other things, that Mr. Gleason will assist the Company in the transition following the Merger. In consideration for his services, Mr. Gleason will receive aggregate consulting and engagement fees of $582,500. The Consulting Agreement also subjects
Mr. Gleason to customary confidentiality, non-competition and non-solicitation covenants and provides Mr. Gleason with indemnification protection. The Consulting Agreement supersedes Mr. Gleason's existing Change in Control Severance Agreement with the Company, unless the Merger is not completed, in which case the Consulting Agreement will be of no effect, and the Change in Control Severance Agreement will be reinstated.

Compensation Committee Report on Executive Compensation

   Decisions on compensation of the Company's executives are generally made by the Compensation Committee of the Board, currently consisting of Messrs. Anderson (Chairman), Benson and Vittert. All decisions by the Compensation Committee relating to the compensation of the Company's executive officers were during fiscal 1999 and will, in fiscal 2000, be reviewed by the full Board. Pursuant to SEC rules designed to enhance disclosure of companies' policies with regard to executive compensation, set forth below is a report submitted by the Compensation Committee addressing the Company's compensation policies for fiscal 1999 as they affected the executive officers other than the Chief Executive Officer who, for fiscal 1999, were the Company's four highest paid executive officers whose compensation exceeded $100,000 (collectively the "Named Executives"). The following report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 (the "1933 Act") or the Securities Exchange Act of 1934 (the "1934 Act"), except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under the 1933 Act or the 1934 Act.

   Compensation Philosophy. The Compensation Committee's executive compensation policies are designed to provide competitive levels of compensation that integrate pay with the Company's annual and long-term performance goals, reward above-average corporate performance, recognize individual initiative and achievement, and assist the Company in attracting and retaining qualified executives. Furthermore, the Company's use of stock options and restricted stock grants reflects the Compensation Committee's position that stock ownership by management and stock-based performance compensation arrangements are beneficial in aligning management's and shareholders' interest and the enhancement of shareholder value. Compensation payments, to the extent possible, are designed to qualify for deductibility under the Internal Revenue Code of 1986, as amended.

   The Company has designed its executive compensation plans around these policies and objectives. The Compensation Committee believes the Company's compensation arrangements consistently meet these goals. The following is a description of the Company's current plans and how each relates to the objectives indicated above.

   Base Salary. The Chief Executive Officer generally recommends to the Compensation Committee the annual salary of each officer of the Company (including the Named Executives) other than himself and the Compensation Committee considers and generally approves the salary recommendations. In determining or approving appropriate salary levels, the Compensation Committee considers levels of responsibility, experience, individual performance and internal equity, as well as external pay practices.

   Annual Incentives. During fiscal 1999, the Company maintained a 1999 Bonus Plan for payment of incentive compensation to key managers, including the Named Executives. The Bonus Plan rewards participants for their contributions to the attainment of certain Company goals established for profitability, sales volume and inventory turns during the fiscal year, as well as, to a much lesser degree, achievement of personal objectives for each participant. Consideration is also given to progress towards other corporate objectives that may be specified during the course of a given year, such as the successful transition of the Company's manufacturing and distribution business in North Carolina to a new distribution center in Tennessee. Incentive payments are based on the level of achievement against those goals. For 1999, Messrs. Gleason, Berg, Bury, Klouda, and Ms. Boeddeker earned $50,915, $56,769, $40,413, $36,000 and
$36,841, respectively, pursuant to the Bonus Plan. These payments were made during fiscal 2000.

   Long-term Incentives. The Company's overall long-term compensation philosophy is that long-term incentives should be related to improvement in long-term shareholder value. In furtherance of this objective, the Company awards to its executive officers and other key personnel stock options and, on a very selected basis, restricted stock. Stock options encourage and reward effective management that results in long-term corporate financial success, as measured by stock price appreciation. Stock options have value from the date the stock options are granted. Shareholders also benefit from such stock price appreciation. The 1991 and 1999 Stock Plans allow the grant of incentive stock options and non-qualified stock options. Stock options are awarded consistent with the Company's objective to include in total compensation a long-term equity interest for executive officers, with greater opportunity for reward if long-term performance is sustained. To encourage a longer-term perspective, the options are only exercisable over a multiple year period and grants are made at an option price equal to the fair market value of the Common Stock on the date of grant. In granting options, the Named Executive's individual role in contributing to the development and achievement of the Company's strategic planning process and goals are also considered.

   Other Compensation Programs. The Company maintains certain broad-based employee benefit plans in which its executive officers, including the Named Executives, have been permitted to participate, including retirement, life and health insurance plans. The Company's retirement plan consists of a profit sharing plan, pursuant to which the Board of Directors may make annual discretionary contributions, and a 401(k) employee savings plan which allows employees to make pre-tax contributions and in which the Company matches employee contributions in an amount equal to one-half of the employee's contribution up to 5% of the employee's base salary. In February 2000, the Board of Directors approved a discretionary contribution to the profit sharing plan with regard to 1999. Other non-cash compensation benefits are provided to the Named Executives, none of which are directly or indirectly tied to Company performance.

   CEO Fiscal 1999 Compensation. Regulations of the SEC require the Company to disclose the Compensation Committee's basis for compensation reported for its Chief Executive Officer in fiscal 1999 and to discuss the relationship between the Company's performance during the last fiscal year and such Chief Executive Officer's compensation. In July, 1999, David Berg was elected Chief Executive Officer of the Company, an office formerly held by the Company's Chairman, Mr. Gleason. As a result, Mr. Gleason's base salary was reduced from $180,000 to $150,000, reflecting his reduced role in the Company's day-to-day operations. Mr. Berg's salary was increased from $175,000 to $195,000 at that time. The Company's compensation philosophy for the Chief Executive Officer is consistent with the philosophies described in this report for all of the Named Executives.

                    SUBMITTED BY THE COMPENSATION COMMITTEE
                      OF THE COMPANY'S BOARD OF DIRECTORS

            C. Derek Anderson    Keith A. Benson    Mark B. Vittert

   The report of the Compensation Committee and the following stock performance graph are not deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act, except to the extent the Company specifically requests that such information be treated as soliciting material or specifically incorporates it by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act.

Securities Ownership of Certain Beneficial Owners, Directors and Executive Officers

   The following table sets forth, as of May 26, 2000 (unless otherwise specified), the beneficial ownership of Common Stock of the Company by each shareholder who is known by the Company to own beneficially 5% or more of the outstanding Common Stock of the Company, each director, each nominee for director, each Named Executive and by all directors and executive officers as a group. Except as otherwise indicated, the shareholders listed in the table have full voting and investment powers with respect to the shares indicated.

                                          Number of Shares       Percent of
                                         Beneficially Owned  Outstanding Shares
                                         ------------------  ------------------
Heartland Advisors, Inc................       209,000(1)             8.2%
 790 North Milwaukee Street
 Milwaukee, WI 53202
The Clark Estates, Inc.................       196,282(1)(2)          7.7%
 One Rockefeller Plaza, Suite 3100
 New York, NY 10020
C. Derek Anderson......................        67,500(3)(4)          2.6%
 456 Montgomery, #200
 San Francisco, CA 94104
Keith A. Benson........................        12,800(4)               *
Thomas D. Gleason......................       144,750(4)             5.6%
Gerald E. Magnuson.....................        19,800(4)               *
Mark B. Vittert........................        89,808(4)             3.5%
David E. Berg..........................        95,720(4)             3.7%
James S. Bury..........................        49,079(4)             1.9%
Cynthia L. Boeddeker...................        20,250(4)               *
Alan W. Kosloff........................         8,000(4)               *
Timothy C. Klouda......................       123,446                4.8%
All directors and executive officers as
 a group (10 persons)..................       631,153(4)            24.6%

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*  Less than 1%
(1) Based on a Schedule 13G filed with the Securities and Exchange Commission.
(2) The Clark Estates, Inc. provides administrative assistance to a number of Clark family accounts which beneficially own an aggregate 196,282 shares of the Company's Common Stock, including The Clark Foundation, which owns 95,390 shares. The Clark Estates, Inc. has, or in certain instances shares, voting power and/or dispositive power with respect to such shares. The Clark Estates, Inc. has no remainder or other economic interest in such trust or fiduciary accounts.
(3) Mr. Anderson shares voting and dispositive power with respect to 52,000 shares acquired by Anderson Capital Management, Inc. ("ACM") as agent for its investment advisory clients and, accordingly, Mr. Anderson may be deemed to be the beneficial owner of such shares. Mr. Anderson disclaims beneficial ownership of those shares and 6,500 of the shares represented as beneficially owned by him which are owned by his wife.
(4) Includes 21,250 shares for Mr. Gleason, 9,000 shares for each of Messrs. Anderson, Magnuson, Benson and Vittert, 13,250 shares for Ms. Boeddeker, 33,500 shares for Mr. Berg, 18,000 shares for Mr. Bury, 3,000 for Mr. Kosloff and 125,000 shares for all directors and executive officers as a group, which may be acquired within sixty days of the date hereof upon the exercise of outstanding stock options. Excludes options that will accelerate solely as a result of the transactions contemplated by the Merger Agreement.

            Section 16(a) Beneficial Ownership Reporting Compliance

   To the Company's knowledge based on review of copies of such forms furnished to the Company and written representations, all Forms 3, 4, and 5 required by
Section 16(a) of the Securities Exchange Act have been timely filed with respect to the most recently concluded fiscal year, except that Mr. Kosloff failed to file a Form 4 in a timely manner.